ABN 53 075 582 740

ASX ANNOUNCEMENT
21 September 2022

Bionomics to Host KOL Webinar on BNC210 and Social Anxiety Disorder

Bionomics Limited (ASX: BNO, NASDAQ:BNOX), (Bionomics or Company), a clinical stage biopharmaceutical company, is pleased to announce that it will host a Key Opinion Leader (KOL) webinar on BNC210, a proprietary, first-in-class oral therapeutic with potential to treat Social Anxiety Disorder (SAD) on Wednesday, October 12, 2022 at 2:30pm – 3:30pm ET.

The webinar will be featuring anxiety disorder KOLs Murray B Stein, MD, MPH, FRCPC, and Charlie Taylor, PhD, both from the University of California San Diego, who will discuss the unmet medical need and current treatment landscape for Social Anxiety Disorder (SAD) patients, as well as Bionomics’ ongoing clinical development and Phase 2 study paradigm.

Bionomics’ Executive Chairman Errol B De Souza, PhD will provide an overview of their lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor which has received Fast Track designation from the FDA for the acute treatment of SAD and other anxiety disorders. Dr. De Souza will also provide an update on the ongoing 150 patient Phase 2 PREVAIL study for the acute treatment of SAD currently targeting to report topline data by YE 2022. With its novel mechanism of action, BNC210 also exhibits the potential to serve as a treatment for Post-Traumatic Stress Disorder (PTSD) which is being evaluated in an ongoing Phase 2b ATTUNE Study and for which it has been granted Fast Track designation.

A live Q&A session will follow the formal presentations. To register for the event, please click here.

Dr. Murray Stein is Distinguished Professor of Psychiatry and Public Health, and Vice Chair for Clinical Research in Psychiatry at the University of California San Diego (UCSD). He is also a Staff Psychiatrist at the VA San Diego Healthcare System. Dr. Stein graduated from the University of Manitoba and completed his residency and post-residency fellowship at the University of Toronto and at the National Institute of Mental Health in Bethesda, Maryland, USA. He subsequently completed a Master of Public Health degree at the Johns Hopkins University Bloomberg School of Public Health in Baltimore, MD. Dr. Stein’s research interests include the epidemiology, neurobiology, and treatment of anxiety and trauma-related disorders especially social anxiety disorder, panic disorder, and posttraumatic stress disorder. He has written or co-written over 700 peer-reviewed scientific articles on these topics. Dr. Stein is a member of the Scientific Advisory Board of the Anxiety and Depression Association of American (ADAA), and a Fellow of the American College of Neuropsychopharmacology (ACNP). He is also Co-Editor-in-Chief for UpToDate in Psychiatry, Editor-in-Chief for the journal Depression and Anxiety, and Deputy Editor for the journal Biological Psychiatry.

Exhibit 99.1

Dr. Charlie Taylor is an Associate Professor of Psychiatry at UC San Diego. He received his PhD in Clinical Psychology from the University of British Columbia (Canada) and has over 20 years of experience in the assessment and treatment of anxiety and depressive disorders, especially social anxiety disorder. Dr. Taylor's research is devoted to improving treatment outcomes in anxiety and depression. He specializes in using standardized tasks to reliably evoke anxiety and other target emotional responses within the laboratory as a way to measure whether and how novel treatment approaches improve symptoms. Dr. Taylor serves as Deputy Editor for Depression and Anxiety -- the flagship journal of the Anxiety and Depression Association of America.

Released on authority of the Executive Chairman.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. Connor Bernstein Vice President, Strategy and Corporate Development cbernstein@bionomics.com.au	Kevin Gardner LifeSci Advisors, LLC KGardner@LifeSciAdvisors.com

About Bionomics Limited
Bionomics (ASX:BNO, NASDAQ:BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740